PROSPECTUS SUPPLEMENT Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289829

Grayscale Avalanche Staking ETF

Prospectus Supplement No. 1 Dated June 10, 2026
To the Prospectus Dated March 11, 2026

This prospectus supplement (this “Prospectus Supplement”) forms part of, and should be read together with, the prospectus of Grayscale Avalanche Staking ETF (the “Trust”), dated March 11, 2026 (File No. 333-289829), filed on March 12, 2026 with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (as supplemented or amended from time to time, the “Prospectus”).

Purpose of This Prospectus Supplement

This Prospectus Supplement updates and supplements the Prospectus as described below.

Delayed Delivery Orders to Manage Digital Asset Liquidity Constraints

Beginning on June 10, 2026, Grayscale Investments Sponsors, LLC, the sponsor (the “Sponsor”) of the registrant (the “Trust”), acting in its capacity as Liquidity Engager of the Trust (the “Liquidity Engager”), may arrange for the Trust to enter into redemption orders designated as “Delayed Delivery Orders” with participating Liquidity Providers, in order to manage digital asset liquidity constraints. Also on June 10, 2026, and prior to the execution of any Delayed Delivery Orders, the Staking Condition (as defined in the Trust’s Prospectus) was satisfied with respect to the implementation of Delayed Delivery Orders.

Delayed Delivery Orders involve the delivery of digital assets to a participating Liquidity Provider on a delayed basis, to be delivered on the first business day on which such staked digital assets specifically designated by the Liquidity Engager to be delivered in connection with such Delayed Delivery Order become transferable, regardless of whether other sources of digital asset liquidity become available to the Trust prior to such date. Under a Delayed Delivery Order, the Variable Fee payable by an Authorized Participant will be adjusted, based on the estimated length of time to digital asset delivery, to compensate the applicable Liquidity Provider for agreeing to accept settlement on a delayed basis. No further adjustment to the Variable Fee would be made, and the Trust will not be required to further compensate the Liquidity Provider (or be entitled to compensation from the Liquidity Provider) if the actual date of digital asset delivery differed from the estimated delivery date.

As outlined in the Trust’s staking policy, Delayed Delivery Orders, like other mechanisms for managing liquidity risk, are intended to supplement the reserve of unstaked digital assets primarily utilized by the Trust to satisfy its redemption requests (the “Liquidity Sleeve”), and the Sponsor will be permitted to employ Delayed Delivery Orders only as appropriate in the Sponsor’s reasonable judgment to mitigate an adverse liquidity event that otherwise would prevent the Trust from timely meeting redemption requests. As a result, Delayed Delivery Orders will only be used (i) upon the occurrence of an unforeseen and atypical adverse liquidity event, (ii) after the Liquidity Sleeve has been exhausted and (iii) until the Liquidity Sleeve has been replenished, which the Sponsor will endeavor to do as promptly as reasonably practicable.

It is also possible that, in connection with future redemption orders and if the Staking Condition is satisfied with respect thereto, the Sponsor may make arrangements for the Trust to obtain liquid digital assets from the Custodian or another institutional liquidity provider in exchange for the Trust’s present or future delivery of a similar number of digital assets, although the details of any such future arrangement are not presently known. The implementation of Delayed Delivery Orders and other liquidity risk policies and procedures are intended to be consistent with NASDAQ’s generic listing standards and the liquidity risk policies set forth in Internal Revenue Service Procedure 2025-31. However, there can be no assurance that such arrangements would be available as intended or provide sufficient liquidity to satisfy redemption requests.

The above description of the procedures for Delayed Delivery Orders is only a summary and shareholders should refer to the relevant provisions of the Form of Liquidity Provider Agreement for more detail, a copy of which is filed as Exhibit 10.1 to the Form 8-K filed by the Trust on June 10, 2026. Not all Liquidity Providers of the Trust have entered into arrangements providing for Delayed Delivery Orders. The Sponsor may seek to enter into similar arrangements with additional Liquidity Providers from time to time, but there can be no assurance that such arrangements will be entered into on acceptable terms, or at all.

Except as expressly updated or supplemented by this Prospectus Supplement, the Prospectus remains unchanged. To the extent of any inconsistency between this Prospectus Supplement and the Prospectus, this Prospectus Supplement will control.

Shares of the Trust are listed on Nasdaq Stock Market LLC (“NASDAQ”) under the symbol “GAVA.”

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Investing in the Shares involves significant risks. See “Risk Factors” beginning on page 23 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The Trust is not an investment company registered under the Investment Company Act of 1940, as amended.

Please retain this Prospectus Supplement for future reference.

Date: June 10, 2026